Contact

www.linkedin.com/in/gregbekkers (LinkedIn)

Top Skills

Sports Management
Advertising
Leadership

Languages

English (Native or Bilingual)
Dutch (Native or Bilingual)
Spanish (Elementary)
French (Elementary)

Greg Bekkers

Owner Apollo
Los Angeles, California, United States

Summary

We are producing our 2nd feature film. This one has name actors attached and the producer of the Final Destination franchise. We are raising funds now and you can invest for any amount and be part of creating the movie, as well as getting a return on your investment. You can read about it more here:

https://wefunder.com/fourdoors/

Experience

Apollo Management and Production
Owner
January 2015 - Present (7 years 10 months)
Greater Los Angeles Area

With a team of 3 talent managers and 2 assistants we manage a roster of 50 actors. Credits include series regular on Tyler Perry's Too Close to Home, Guest Stars NCIS, Counterpart, Sons of Anarchy, Criminal Minds, Ray Donovan, 2 Broke Girls, and more.

In 2022 we have also started a production arm of the company and will be producing our first feature that's shooting in December.

Apollo Property Management LLC
Owner
June 2020 - Present (2 years 5 months)
Los Angeles Metropolitan Area

Short term rentals in luxury houses all over Los Angeles catered towards professionals.

Apollo Marketing & Consulting
Co-Founder
June 2018 - June 2020 (2 years 1 month)
Greater Los Angeles Area

We help B2B Tech Start-Ups Scale their Company with our Personalized Relationship Generation System by doing the following

★ A ruthless combination of prospecting, which includes LinkedIn Outreach, Email and Phone Follow Ups
★ No "chrome extensions" or paid ads being used
★ No automation whatsoever. Two Account Executives working MANUALLY on your account
★ No "shotgun" or "spray and pray" approach. We use laser-like focus to attract & convert new clients.
★ PROVEN track record of success, and a GUARANTEE to get you appointments
★ A team committed to MASSIVELY OVER-DELIVERING for their clients

➡# ➡#➡# WE'RE HIRING: If you're looking to join a fast paced, rapidly Digital marketing
company, be sure to contact me! We're hiring in all departments, all the time!

Edgebay International
Owner
April 2014 - June 2017 (3 years 3 months)
Los Angeles, CA

Logistics specialist for businesses and for private customers, import and export, sea and air, door to door, worldwide. Using cold calls, email marketing, and Facebook and Instagram to generate leads and sales. Bringing it from ground up to 7 figure revenue.

WONGDOODY
Strategy and Research
January 2014 - April 2014 (4 months)

- Wrote creative brief for LiveFit Revolution.
- Competitive audits for Vizio and Coffee Bean and Tea Leaf.
- Conduct/analyze primary, secondary, quantitative and qualitative research.
- Created consumer profiles through conducting consumer interviews.
- Worked with: MRI Telmar, Competitrack, Mintel, Stylus, Google Analytics, Facebook Ads, Google Adwords, Qualtrics.

Tennis Pros L.A.
Marketing Consultant

September 2013 - April 2014 (8 months)
Los Angeles, CA

- Manage digital marketing, including blog outreach, Google Adwords, cross marketing, and advertising.
- Jump-started company with first clients and increased number of new clients by 325% after 1st month.

Future Stars Sports Group
Director of Tennis
June 2012 - August 2013 (1 year 3 months)
Purchase, NY

- Responsible for tennis program of largest sport camp in Westchester County, NY with more than 80 tennis players attending weekly.
- Hired and managed a team of 10-15 tennis pros. Trained staff on company ethics and guidelines.
- Organized weekly meetings on improving program and addressing any staff concerns.
- Responsible for customer service, included addressing any client concerns or questions.
- Created tennis curriculum and weekly events for players.

Tennis Pros on the Go
Marketing Director and Co-Founder
July 2011 - June 2013 (2 years)

- Managed start-up company that provided tennis instructors to clients' homes.
- East Orlando's #1 traveling tennis pros, grew 250% from 1st year to 2nd year.
- Managed marketing, including generating leads, advertising, and setting up tennis lesson appointments.
- Generated leads through direct mail, Google AdWords, and cold emailing.
- Created customized tennis program for each student.

UCF Center of Entrepreneurship
Graduate Teaching Assistant of Entrepreneurship
August 2011 - May 2013 (1 year 10 months)
Orlando, Florida

- Managed Cornerstone Competition, One of the world's largest social entrepreneurship service learning initiatives which has an economic impact of over $1 million dollars.Responsible for all stages of event, including planning, advertising, logistics, and administration.

- In direct contact with non-profit leaders of Orlando.

College Athlete International
Founder and Head Recruiter
March 2010 - December 2012 (2 years 10 months)
Belgium

- Start-up company that recruited international(Belgium, Australia, Brazil) junior tennis players and matched them with college tennis scholarships.
- Generated an average value of $45,000 over 4 years for the student-athletes.
- Marketed the players to college coaches through cold calling and emailing.

Georgia Southern University Tennis
Men's Assistant Tennis Coach
August 2010 - May 2011 (10 months)
Statesboro, GA

- Coached and managed team of international players from 7 countries

Georgia Southern University Tennis
Tennis Team Member
August 2006 - May 2010 (3 years 10 months)
Statesboro, GA

- Received 4-year tennis scholarship. Named team captain senior year.

Education

University of Central Florida
Master, Business Administration · (2011 - 2013)

Georgia Southern University
BA, Philosophy minor International Studies · (2006 - 2010)